Mail Stop 4561

March 6, 2008

VIA USMAIL and FAX (617) 772 - 9465

Mr. Gary Mentesana
Principal Executive Officer
Boston Financial Qualified Housing Tax Credits, L.P. II
101 Arch Street
Boston, Massachusetts 02110-1106

      Re: Boston Financial Qualified Housing Tax Credits, L.P. II
               Form 10-KSB for the year ended 3/31/2007
               Filed on 7/16/2007
               File No. 000-17777

Dear Mr. Gary Mentesana:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda Van Doorn
               Senior Assistant Chief Accountant